Exhibit 99.1Exhibit 99.1

3058243-006 This investor presentation (this “Presentation”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other securities of DoubleDown Interactive Co., Ltd. (“DDI,” the “Company,” “we,” “us” or “our”). The information contained herein does not purport to be all inclusive. The data contained herein is derived from various internal and external sources believed to be reliable, but there can be no assurance as to the completeness of such information. Any data on past performance contained herein is not an indication as to future performance. Except as required by applicable law, the Company assumes no obligation to update the information in this Presentation. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. The communication of this Presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to applicable law or regulation. No representation or warranty (whether express or implied) has been made by DDI with respect to the matters set forth in this Presentation. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements regarding the Company’s future financial and business performance are forward-looking statements. Forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as may, will, should, design, target, aim, expect, could, intend, plan, anticipate, estimate, believe, continue, predict, project, potential, goal, “budget,” “forecast” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, statements regarding future revenue, Adjusted EBITDA, debt, capital expenditure and cash flow estimates and forecasts of other financial and performance metrics (including key performance indicators), and projections of market size and opportunity. The expectations, estimates, and projections of the business of DDI may differ from actual results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These statements are based on various assumptions and on the current expectations of the Company and its management and are not predictions of actual performance. While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties and other risks detailed under the caption “Risk Factors” in our most recently filed Annual Report on Form 20-F and the other documents and materials we file with or furnish to the SEC. Viewers of this Presentation are encouraged to read this Presentation in conjunction with such information and materials. If one or more of such risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this Presentation. The Company anticipates that subsequent events and developments will cause these assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this Presentation. Market and Industry Data This Presentation contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and third-party industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us. This information is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company. Viewers of this Presentation should each make their own evaluation of the Company and of the relevance and adequacy of the information and should make other such investigations as they deem necessary. In general, we believe there is less publicly available information concerning international social gaming industries than the same industries in the United States. Some data is also based on our good faith estimates, which are derived from our review of internal surveys or data, as well as the independent sources referenced above. Assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from our assumptions and estimates. Non-GAAP Financial Measures This Presentation includes key performance indicators and non-GAAP financial metrics that we use to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America ( GAAP ). Definitions for such non-GAAP measures can be found in the Appendix to this Presentation. Any non-GAAP financial measures used in this Presentation are in addition to, and not meant to be considered superior to, or a substitute for, the Company's financial statements prepared in accordance with GAAP, which are included in our most recent Annual Report on Form 20-F and other documents we file with or furnish to the SEC. A reconciliation of each of these non-GAAP measures to their nearest GAAP measure is set forth in the Appendix to this Presentation. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. The Company's management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Undue reliance should not be placed on these measures as the Company’s only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies. Additional information with respect to DDI is contained in documents filed with or furnished to the SEC and are available at the SEC’s website, http://www.sec.gov, and on DDI’s website, www.doubledowninteractive.com.3058243-006 This investor presentation (this “Presentation”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other securities of DoubleDown Interactive Co., Ltd. (“DDI,” the “Company,” “we,” “us” or “our”). The information contained herein does not purport to be all inclusive. The data contained herein is derived from various internal and external sources believed to be reliable, but there can be no assurance as to the completeness of such information. Any data on past performance contained herein is not an indication as to future performance. Except as required by applicable law, the Company assumes no obligation to update the information in this Presentation. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. The communication of this Presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to applicable law or regulation. No representation or warranty (whether express or implied) has been made by DDI with respect to the matters set forth in this Presentation. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements regarding the Company’s future financial and business performance are forward-looking statements. Forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as may, will, should, design, target, aim, expect, could, intend, plan, anticipate, estimate, believe, continue, predict, project, potential, goal, “budget,” “forecast” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, statements regarding future revenue, Adjusted EBITDA, debt, capital expenditure and cash flow estimates and forecasts of other financial and performance metrics (including key performance indicators), and projections of market size and opportunity. The expectations, estimates, and projections of the business of DDI may differ from actual results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These statements are based on various assumptions and on the current expectations of the Company and its management and are not predictions of actual performance. While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties and other risks detailed under the caption “Risk Factors” in our most recently filed Annual Report on Form 20-F and the other documents and materials we file with or furnish to the SEC. Viewers of this Presentation are encouraged to read this Presentation in conjunction with such information and materials. If one or more of such risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this Presentation. The Company anticipates that subsequent events and developments will cause these assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this Presentation. Market and Industry Data This Presentation contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and third-party industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us. This information is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company. Viewers of this Presentation should each make their own evaluation of the Company and of the relevance and adequacy of the information and should make other such investigations as they deem necessary. In general, we believe there is less publicly available information concerning international social gaming industries than the same industries in the United States. Some data is also based on our good faith estimates, which are derived from our review of internal surveys or data, as well as the independent sources referenced above. Assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from our assumptions and estimates. Non-GAAP Financial Measures This Presentation includes key performance indicators and non-GAAP financial metrics that we use to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America ( GAAP ). Definitions for such non-GAAP measures can be found in the Appendix to this Presentation. Any non-GAAP financial measures used in this Presentation are in addition to, and not meant to be considered superior to, or a substitute for, the Company's financial statements prepared in accordance with GAAP, which are included in our most recent Annual Report on Form 20-F and other documents we file with or furnish to the SEC. A reconciliation of each of these non-GAAP measures to their nearest GAAP measure is set forth in the Appendix to this Presentation. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. The Company's management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Undue reliance should not be placed on these measures as the Company’s only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies. Additional information with respect to DDI is contained in documents filed with or furnished to the SEC and are available at the SEC’s website, http://www.sec.gov, and on DDI’s website, www.doubledowninteractive.com.

3058243-006 DoubleDown DoubleDown DoubleDown Developing Casino Fort Knox Classic new apps3058243-006 DoubleDown DoubleDown DoubleDown Developing Casino Fort Knox Classic new apps

3058243-006

3058243-006 0.83 0.58 0.02 5 DDI Social Casino Median of all 6 7 peers mobile games3058243-006 0.83 0.58 0.02 5 DDI Social Casino Median of all 6 7 peers mobile games

3058243-006 2010 2012 2017 2021 (current) DDI was established Acquired by IGT Acquired by DUG 300+ casino game titles across 3 apps Launched DoubleDown Launched DoubleDown Our strategy is focused on our all-in-one Casino on Facebook Casino on Apple / Google app, releasing new titles every 1.5 weeks3058243-006 2010 2012 2017 2021 (current) DDI was established Acquired by IGT Acquired by DUG 300+ casino game titles across 3 apps Launched DoubleDown Launched DoubleDown Our strategy is focused on our all-in-one Casino on Facebook Casino on Apple / Google app, releasing new titles every 1.5 weeks

2020

Tested an enhanced jackpot feature that Positive trend in performance of initial Deliver optimized purchase offers to first- motivated higher wager levels and content launches of original social casino led time payers based on initial playing related purchases in testing, subsequently to expanded scope of content beyond behavior of each new player cohort became Jackpot Happy Hour authentic slot titles ◼ Pre-launch: Beta testing & targeted ◼ High velocity of new content ◼ Real-time analysis launches (new launch every ~1.5 weeks) ◼ Tailor in-game experience ◼ Post-launch: Optimize features using an ◼ Timely update matching user ◼ Offering personalized engagement / iterative process preferences monetization program

2021 2020 2019 2018 2017 2016 2015 2014 2013 2012 2011 20102021 2020 2019 2018 2017 2016 2015 2014 2013 2012 2011 2010

Games DoubleDown Casino DoubleDown Fort Knox DoubleDown Classic New Games (Under Development)Games DoubleDown Casino DoubleDown Fort Knox DoubleDown Classic New Games (Under Development)

Future Beyond Traditional Social Casino All in One App Strategy Casual Casual Social DoubleDown Casino Casino Action $358M $267M 2018 2020 RevenueFuture Beyond Traditional Social Casino All in One App Strategy Casual Casual Social DoubleDown Casino Casino Action $358M $267M 2018 2020 Revenue

Replicate DDI’s Post-Merger Terminate Shareholder Agreement Enhance M&A flexibility Integration Success DDI A.EBITDA DUG Consolidated A.EBITDAReplicate DDI’s Post-Merger Terminate Shareholder Agreement Enhance M&A flexibility Integration Success DDI A.EBITDA DUG Consolidated A.EBITDA

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3058243-006 Track Record of Continued Growth

(1H21: +25% up from 1H20) (1H21: +18% up from 1H20) 167 146 156 147 1,296 1,178 1,183 1,057(1H21: +25% up from 1H20) (1H21: +18% up from 1H20) 167 146 156 147 1,296 1,178 1,183 1,057

3058243-006 ◼ Royalty % has decreased over the period as DDI CoR S&M R&D G&A D&A renegotiated new terms with IGT and also ramps up on Cost of its original content Revenue ◼ Platform fee remains stable at 30% ◼ Other fixed costs such as data center and customer service costs remain stable at below 2% in total 11% 7% 9% 12% 7% 7% 6% 6% 5% 8% 5% ◼ DDI has been conservative in its marketing spend, 7% allocating approximately 20% Sales & 15% 20% 21% ◼ Payback period has been decreasing steadily through 13% Marketing 2018 and was approximately 162 days in 2020, demonstrating DDI’s efficiency in marketing 39% 36% 35% 35% ◼ R&D and G&A remain stable (1H21 G&A includes a loss contingency of $3.5 million) Others ◼ D&A decreased primarily resulting from the completed amortization of certain identifiable intangible assets 2018 2019 2020 1H213058243-006 ◼ Royalty % has decreased over the period as DDI CoR S&M R&D G&A D&A renegotiated new terms with IGT and also ramps up on Cost of its original content Revenue ◼ Platform fee remains stable at 30% ◼ Other fixed costs such as data center and customer service costs remain stable at below 2% in total 11% 7% 9% 12% 7% 7% 6% 6% 5% 8% 5% ◼ DDI has been conservative in its marketing spend, 7% allocating approximately 20% Sales & 15% 20% 21% ◼ Payback period has been decreasing steadily through 13% Marketing 2018 and was approximately 162 days in 2020, demonstrating DDI’s efficiency in marketing 39% 36% 35% 35% ◼ R&D and G&A remain stable (1H21 G&A includes a loss contingency of $3.5 million) Others ◼ D&A decreased primarily resulting from the completed amortization of certain identifiable intangible assets 2018 2019 2020 1H21

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